Exhibit 3.1

Amendment to Article III, Section 1 of the By-Laws of One Liberty Properties, Inc.

Dated September 11, 2014

Section 1. Number of Directors. The number of directors of the Corporation shall be three (3). By vote of a majority of the entire Board of Directors, the number of directors fixed by the Articles of Incorporation or by these By-Laws may be increased or decreased by resolution from time-to-time, but may not exceed twelve (12) nor be less than three (3). The tenure of office of a director shall not be affected by any decrease in the number of directors so made by the board.